Exhibit 99.1

From: Mark Reisenauer
Sent: Wednesday, May 13, 2026 7:04 AM
Subject: Acquisition Announcement

Team,

Today we announced that Assertio has entered into a definitive agreement to be acquired by Zydus Worldwide DMCC. You can read our press release HERE.

Following our previously announced agreement with Garda Therapeutics, our Board of Directors determined that a proposal from Zydus – a global life sciences company with a well-established platform and significant industry experience – to acquire Assertio for $23.50 per share in cash constituted a “Superior Proposal” under the Garda merger agreement. The Board authorized the Company to terminate the Garda merger agreement announced on May 4, 2026 and enter into the transaction with Zydus.

The Board and management team are very pleased with this outcome, which provides shareholders with greater value and execution certainty, and it reflects the thoughtful, disciplined process the Board and management team have been focused on.

For now, nothing changes in how we operate day to day. We will continue to execute our business plan, support our customers, and remain focused on the work ahead until the transaction closes.

Thank you for your dedication and professionalism. This announcement reflects the value of the work you do every day, and we appreciate your continued commitment.

Mark

Mark Reisenauer

Chief Executive Officer

Assertio Holdings, Inc.

100 S. Saunders Rd. Suite 300

Lake Forest, IL 60045

NASDAQ: ASRT